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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69608

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PNFP CAPITAL MARKETS, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 3RD AVE. SOUTH, SUITE 900

(No. and Street)

Nashville	TN	37201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROGER OSBORNE	**(615) 743-8455**	Roger.Osborne@PNFP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LBMC, PC

(Name – if individual, state last, first, and middle name)

201 FRANKLIN RD, BOX 1869	Brentwood	TN	37024
(Address)	(City)	(State)	(Zip Code)
10/20/03		450	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROGER OSBORNE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PNFP CAPITAL MARKETS, INC. _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Signature: _____

Title: CEO _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PNFP CAPITAL MARKETS, INC.

Financial Statements
For the Fiscal Year End
December 31, 2022
With
Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PNFP Capital Markets, Inc. as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PNFP Capital Markets, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PNFP Capital Markets, Inc.'s management. Our responsibility is to express an opinion on PNFP Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PNFP Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on Page 10 has been subjected to audit procedures performed in conjunction with the audit of PNFP Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of PNFP Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

We have served as PNFP Capital Markets, Inc.'s auditor since 2016.

Brentwood, Tennessee
February 16, 2023

PNFP CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	3,106,373
Prepaid expenses and other assets		117,619
Total Assets	$	3,223,992

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	41,218
Payable to Parent, net		51,345
Total Liabilities		92,563

Stockholder's equity

Common stock, no par value, 100 shares authorized and issued		-
Additional paid-in capital		1,350,000
Retained earnings		1,781,429
Total Stockholder's Equity		3,131,429
Total Liabilities and Stockholder's Equity	$	3,223,992

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Income
For the Year Ended December 31, 2022

Revenues		
Investment banking fees	$	3,335,000
Total revenues		3,335,000
Expenses		
Personnel compensation and benefits		670,542
Business insurance		94,546
IT, data and communications		88,358
Administrative and office expense		69,518
Professional services		66,750
Occupancy and equipment		41,870
Travel, meals and entertainment		28,240
Licenses and registration		16,040
Other expenses		6,117
Total expenses		1,081,981
Income before income taxes		2,253,019
Income taxes expense		588,939
Net income	$	1,664,080

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2022

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Par Value			
Balance at December 31, 2021	100	$0	$ 1,350,000	$ 117,349	$ 1,467,349
Net income				1,664,080	1,664,080
Balance at December 31, 2022	100	$0	$ 1,350,000	$ 1,781,429	$ 3,131,429

See accompanying notes.

4

PNFP CAPITAL MARKETS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities		
Net income	$	1,664,080
Adjustments to reconcile net income to cash provided in operating activities:		
Change in accounts receivable		10,000
Change in prepaid expenses and other assets		(50,736)
Change in accounts payable		36,008
Change in payable to Parent		(119,553)
Net cash provided by operating activities		1,539,799
Net increase in cash and cash equivalents		1,539,799
Cash and cash equivalents		
Beginning of period		1,566,574
End of period	$	3,106,373

See accompanying notes.

1. Organization

PNFP Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of Pinnacle Bank ("Parent" or "Stockholder"), incorporated in Tennessee in February 2015. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since October 2015.

The Company's primary business is investment banking services. It operates under the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release. The Company does not hold funds or securities for customers and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its bank account in a high credit quality institution. Deposits at times may exceed federally insured limits.

Allocation of Expenses
The Company entered into an expense-sharing agreement with its Parent in 2015. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Nashville, Tennessee are allocated to the Company from its Parent. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the expenses at any time during the year. See Note 3.

Income Taxes
The Company entered into a tax-sharing agreement with Parent effective January 1, 2016. Under the tax sharing agreement, the Company is a member of the affiliated group. The allocation of taxes is based on each individual member's taxable income (loss), credits to tax and benefit of a deduction to the member who provided such deduction to the consolidated return. If the member incurs a tax loss that it cannot carry-back on a separate taxpayer basis, but may use as a carry-forward, and the tax loss is used to reduce the current consolidated liability, the member must record a current tax benefit and either receive payment from its Parent or offset payables owed to its Parent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, resulting in a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company earns revenue from the following advisory services: Merger & Acquisition; Private Placement of Debt & Equity; and Other Advisory & Consulting. The Company recognizes revenue for these advisory services as follows:

Merger and Acquisition Advisory: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction price and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed, normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Private Placements of Debt and Equity: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction amount and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Other Advisory and Consulting: Revenue is based on the scope of work outlined in the engagement letter and is generally structured as an engagement fee or retainer fee. Engagement or retainer fee revenue is recognized as the scope of work is completed.

Revenue from all services is recognized as outlined above and in accordance with the Company's revenue recognition policy.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

2. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable-continued

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

Date of Management's Review

Subsequent events were evaluated through February 16, 2023, the date the financial statements were available to be issued.

3. **Related Party Transactions**

The Company has an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays the Parent monthly for allocated expenses such as personnel services, occupancy and other administrative costs provided to the Company. Allocated expenses amounted to $791,852 for the year ended December 31, 2022. Also, in accordance with the tax sharing agreement, the Company either receives payments from its Parent for current tax benefits (refer to Note 4) or offsets payables owed to its Parent. As of December 31, 2022, the Company had a net payable to Parent of $51,345.

The Company received 3% of its revenue from Parent for investment banking services provided by the Company.

4. **Income Tax**

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

The provision for income taxes benefit is composed of the following:

Current		
Federal	$	473,134
State		115,805
	$	588,939

5. **Net Capital**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness whichever is greater. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $3,013,810 which was $3,007,639 in excess of its required net capital of $6,171, and its percentage of aggregate indebtedness to net capital was 3.07%.

6.   **Concentration of Revenue**

Seventy-two (72%) percent of the revenue was earned from one customer.

7.   **Contingencies**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress through December 31, 2022.

PNFP CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2022

NET CAPITAL:

Total stockholder's equity	$	3,131,429
Less:		
Cash and cash equivalents non-allowable		
Prepaid expenses and other assets		117,619
		117,619
Net capital before haircuts		3,013,810
Less haircuts		-
Net capital		3,013,810
Minimum net capital required		6,171
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		
Excess net capital	$	3,007,639
Aggregate indebtedness	$	92,563
Percentage of aggregate indebtedness to net capital		3.07%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2022.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

PNFP CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 13, 2023

LBMC, PC
201 Franklin Road
PO Box 1869
Brentwood, TN   37024

To Whom It May Concern:

We, as members of management of PNFP Capital Markets, Inc. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule I5c3-3 (i.e., paragraph (k)(I), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation, we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities primarily in providing investment banking services to customers throughout the year ended December 31, 2022 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022 without exception.

Signed: _____

Name: Roger Osborne

Title: President/CEO



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) PNFP Capital Markets, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

PNFP Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PNFP Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

LBMC, PC

Brentwood, Tennessee
February 16, 2023

PNFP CAPITAL MARKETS, INC.

NASHVILLE, TENNESSEE

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES ON SCHEDULE OF
ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2022





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of PNFP Capital Markets, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LBMC, PC

Brentwood, Tennessee
February 16, 2023

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

For the fiscal year ended __12/31/22__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
069608
PNFP CAPITAL MARKETS, INC.
150 3RD AVE SOUTH, SUITE 900
NASHVILLE, TN  37201
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770.407.3459

2. A. General Assessment (item 2e from page 2) $5,003

   B. Less payment made with SIPC-6 filed (**exclude interest**) (4,433)
   __7/21/22__
           Date Paid

   C. Less prior overpayment applied .... (0)

   D. Assessment balance due or (overpayment) 570

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $570

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ $570
   Total (must be same as F above)

   H. Overpayment carried forward .... $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PNFP CAPITAL MARKETS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President and CEO
(Title)

Dated the __23__ day of __January__, 20__23__.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/22
and ending 12/31/22

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,335,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)   0

Total deductions   0

2d. SIPC Net Operating Revenues $ 3,335,000

2e. General Assessment @ .0015 $ 5,003

(to page 1, line 2.A.)

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